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For Immediate Release                     Contact:  Jim Abrams (314) 342-6343



THE MAY DEPARTMENT STORES COMPANY REPORTS 11% INCREASE
IN EARNINGS PER SHARE FOR THE SECOND QUARTER -- RECORD
EARNINGS PER SHARE, NET EARNINGS AND SALES FOR THE
SECOND QUARTER AND FIRST SIX MONTHS OF FISCAL 1994

      ST. LOUIS, August 8, 1994 -- Earnings per share, net earnings and sales of The May Department Stores Company for the second quarter and first six months of fiscal 1994 were the highest for any second quarter or first six-month period in the company's history, David C. Farrell, May Company chairman and chief executive officer, announced today.
      For the 13 weeks ended July 30, fully diluted earnings per share were $.49, an increase of 11% compared with $.44 per share for the quarter in 1993. Net earnings were $130 million, an 11% increase over $117 million a year ago. Sales during the second quarter were $2.62 billion, up 6.5% from $2.46 billion during the same period last year.
      For the six months ending July 30, the company's fully diluted earnings per share were $.90, an increase of 14% compared with $.79 in 1993. Net earnings for the six months were $242 million, up 13% from $213 million a year ago. Sales for the first half of fiscal 1994 were $5.15 billion, a 9% increase over $4.73 billion during the same period last year.
      During the quarter, May announced additional growth with the acquisition of stores from Hess's and McCurdy & Co. May also announced the acquisition of a J.C. Penney store in Connecticut and a former Sears store in Texas during the quarter. Earlier in the year, May completed the purchase of stores from Albert Steiger. This brings to 19 the number of acquired stores to be remodeled at a cost of over $219 million, including 14 expansions. Filene's and Lord & Taylor will reopen two stores each in late 1994. The other 15 stores, including nine Kaufmann's, three Filene's, two Hecht's, and one Foley's, are scheduled to reopen in 1995, bringing to 25 the number of new department stores May plans to open in 1995.
      The Payless ShoeSource division also announced that it is purchasing all 679 shoe stores owned by the Kobacker Company and

                                      -more-

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The Shoe Works, of which approximately 600 will be remodeled at a cost of $56 million. Payless ShoeSource will reopen 300 stores in 1994, and the remainder in early 1995, all under the Payless ShoeSource name. This brings the total planned number of net new Payless ShoeSource stores to 540 in 1994 and 450 in 1995.
      In the quarter, Famous-Barr opened a new store at Jamestown Mall in St. Louis. Another 14 new May department stores are scheduled to open by year-end: five Lord & Taylor, four
Filene's, two Foley's, one Hecht's, one Robinsons-May, and one
Famous-Barr.
      The company also reopened the Robinsons-May department stores at Crenshaw Plaza and Sherman Oaks Galleria in Los Angeles during the quarter. Two stores remain temporarily closed due to the January 1994 earthquake; one will reopen by the end of 1994.
      During the quarter, May opened 61 net new Payless ShoeSource stores, for a total of 90 year-to-date, and 42 new Payless Kids expansion stores, for a total of 82 year-to-date. In addition to the stores purchased from Kobacker and The Shoe Works, May plans to open 150 new Payless ShoeSource and 118 Payless Kids expansion stores during the remainder of fiscal 1994.
      The May Department Stores Company is the largest department store retailer in the United States, operating 302 department stores and 3,869 Payless ShoeSource stores.

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